Exhibit 12.1

MRC Global Inc.

Ratio of Earnings to Fixed Charges

(in millions)

	Predecessor					Successor
	Year ended December 31,				Eleven Months Ended December 31, 2007	One Month Ended January 2007
	2011	2010 (1)	2009 (2)	2008
Earnings
Pretax income (loss) from continuing operations	$55.8	$(75.2)	$(354.8)	$406.7	$82.0	$11.2
Fixed Charges	147.0	140.2	117.0	85.2	62.1	0.1

Earnings	$202.8	$65.0	$(237.8)	$491.9	$144.1	$11.3

Fixed charges:
Interest expense (3)	$146.3	$139.6	$116.5	$84.5	$61.7	$0.1
Interest component of rental expense	0.7	0.7	0.5	0.7	0.4	—

Total fixed charges	$147.0	$140.3	$117.0	$85.2	$62.1	$0.1

Ratio of earnings to fixed charges (4)	1.4x	—	—	5.8x	2.3x	107.7x

(1)	Earnings were insufficient to cover fixed charges by $75 million for the year ended December 31, 2010.
(2)	Earnings were insufficient to cover fixed charges by $355 million for the year ended December 31, 2009.
(3)	Interest expense includes original issue discount and amortization charges associated with debt issuance costs.
(4)	Certain ratios may not recompute due rounding differences.